UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Capricor Therapeutics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

14070B309
(CUSIP Number)

October 3, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070B309	13G	Page 1 of 5 Pages

(l)	Names of Reporting Persons. Nippon Shinyaku Co., Ltd.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 2,145,922
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 2,145,922
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,145,922
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(11)	Percent of Class Represented by Amount in Row (9) 6.97%*
(12)	Type of Reporting Person FI

* Calculated based on 30,790,691 shares outstanding of the Issuer.

Item l(a). Name of Issuer:

Capricor Therapeutics, Inc.

Item l(b). Address of Issuer’s Principal Executive Offices:

840 Wilshire Blvd., 2nd Floor, Beverly Hills, California 90211

Item 2(a). Name of Person Filing:

Nippon Shinyaku Co., Ltd.

Item 2(b). Principal Business Offices or, if None, Residence:

14, Nishinosho-Monguchi-cho, Kisshoin, Minami-ku,

Kyoto 601-8550, Japan

Item 2(c). Citizenship:

The Reporting Person is organized under the laws of Japan.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e). CUSIP Number:

14070B309

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐ a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K),

Item 4. Ownership.

(a)	Amount beneficially owned:

2,145,922

(b)	Percent of class:

6.97%*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

2,145,922

(ii)	Shared power to vote or to direct the vote:

-

(iii)	Sole power to dispose or to direct the disposition of:

2,145,922

(iv)	Shared power to dispose or to direct the disposition of:

-

5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

8. Identification and Classification of Members of the Group.

N/A

9. Notice of Dissolution of Group.

N/A

10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

* Calculated based on 30,790,691 shares outstanding of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2023

By:	/s/ Takanori Edamitsu

Name and Title: Takanori Edamitsu, Director, Business Management & Sustainability